UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

XL FLEET CORP.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

9837FR 100

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 9837FR 100

1.	NAMES OF REPORTING PERSONS Ingka Investments Ventures US B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,629,234
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,629,234

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,629,234
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 9837FR 100

1.	NAMES OF REPORTING PERSONS Juvencio Pablo Maeztu Herrera
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,629,234
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,629,234

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,629,234
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 9837FR 100

1.	NAMES OF REPORTING PERSONS Bertil Krister Mattsson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,629,234
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,629,234

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,629,234
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.

(a)	Name of Issuer:

XL FLEET CORP. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

145 Newton Street Boston, MA 20135

Item 2.

(a)-(c) Name, Address and Citizenship of Reporting Persons

(1)	Ingka Investments Ventures US B.V.

Bargelaan 20,
2333CT Leiden,
the Netherlands

Place of Organization: The Netherlands

(2)	Juvencio Pablo Maeztu Herrera

Bargelaan 20,
2333CT Leiden,
the Netherlands

Citizenship: The Netherlands

(3)	Bertil Krister Mattsson Bargelaan 20, 2333CT Leiden, the Netherlands

Citizenship: The Netherlands

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share (“Common Stock”)

(e)	CUSIP Number

9837FR 100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:

Please refer to items 5-9 of the cover pages attached hereto for the amounts beneficially owned by the reporting persons as of December 31, 2021.

Juvencio Pablo Maeztu Herrera (“Mr. Juvencio”) represents Ingka Investments Ventures US B.V. as a jointly authorized managing director, and may be deemed to have shared voting control and investment discretion over securities owned by Ingka Investments Ventures US B.V.

Bertil Krister Mattsson (“Mr. Mattsson”) represents Ingka Investments Ventures US B.V. as a jointly authorized managing director, and may be deemed to have shared voting control and investment discretion over securities owned by Ingka Investments Ventures US B.V.

The foregoing should not be construed in and of itself as an admission by Mr. Juvencio or Mr. Mattsson to beneficial ownership of the securities owned by Ingka Investments Ventures US B.V.

(b)	Percent of Class

Please refer to item 11 of the cover pages attached hereto

(c)	Number of shares as to which such person has:

Please refer to items 5-8 of the cover pages attached hereto

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022	Ingka Investments Ventures US B.V.

	By:	/s/ Edgar van Meenen
	Name:	Edgar van Meenen
	Title:	Business Development Investments Manager

	By:	/s/ Alexander van der Have
	Name:	Alexander van der Have
	Title:	Seniors Investments Manager

/s/ Juvencio Pablo Maeztu Herrera
Juvencio Pablo Maeztu Herrera

/s/ Bertill Krister Mattsson
Bertil Krister Mattsson